NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                              Vancouver, BC Canada
                                  (604)713-8012
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                                                              September 15, 2005

Ms. Susann Reilly
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Amendment to Registration Statement on Form SB-2
    File No. 333-125068
    Filed on July 25, 2005

Dear Ms. Reilly,

In response to your comment letter of September 2, 2005 we have filed, via EDGAR, our amended Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded marked copies of the amendment to you via mail as requested.

GENERAL

1. We have updated the financials to June 30, 2005 and provided a currently dated consent.

COVER PAGE OF PROSPECTUS

2. We have highlighted both the cross-reference to the risk factors and the legend required by Item 501(a)(7) using bold and italicized print.

RISK FACTORS

3. We have revised our risk factors subheadings to highlight the information in bold and italicized print.

EVEN IF WE DISCOVER COMMERCIAL RESERVES OF PRECIOUS METALS ON THE CADE CLAIM, WE MAY NOT BE ABLE TO SUCCESSFULLY COMMENCE COMMERCIAL PRODUCTION

4. We have included in the subheading the fact that we need additional funds to proceed and there is no guarantee we will be able to obtain that financing.

SELLING SECURITY HOLDERS

5. We have revised the table to list the selling shareholders in alphabetical order.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

6. We have revised the disclosure to delete the word "reporting" as International Oil and Gas is not a reporting company.

7. Mr. Novis is not a director of 416398 B.C. Ltd dba Micro Cap et al. We have made that correction. There is no relationship or business of any nature between Micro Cap, International Oil and Gas or Northern Explorations.

8. We have revised the disclosure to provide the complete name of the business, which is 416398 B.C. Ltd. dba Micro Cap et al.

9. Mr. Novis has never been the contact person for Rincon Resources. His name was used in error and despite months of complaints to the President was not removed from their news releases. He has never been under contract with them, received any benefit or compensation not has had any interest in the company. Micro Cap et al has had no contract, agreement or relationship with Rincon or its management.

     Mr. Novis was in the midst of negotiating an agreement with EtotalSource when his name was put out as a contact person, however he has not come to any agreement as of this date and if any contract materializes it would likely be under the Micro Cap et al banner.

     Mr. Novis was acting as an employee of Micro Cap et al as a contact for information regarding Biotec and was not responsible for issuing news or press releases.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

10.  We have removed the reference to two people, it was incorrect.

DESCRIPTION OF BUSINESS

11.  We have revised the disclosure to include our plans for the next 12 months.

TITLE TO CADE CLAIM

12.  We have revised to indicate the funds expended to date.

DESCRIPTION LOCATION AND ACCESS

13. We have disclosed that the cost of the helicopter is included in our exploration budgets. Access to the property is possible without the use of a helicopter, but it is the most convenient at this stage of exploration. We have added a discussion of our access plans if viable economic reserves are found.

GEOLOGICAL REPORT

14.  We have included the geology report as Exhibit 99.2.

15. We have expanded the disclosure to discuss what Phase III of our exploration plans may include. We have also stated the timeframes in which all the phases of exploration will take place and the estimated cost of the phase three exploration.

16. We have added a discussion on how we anticipate meeting the $10,000 expenditure requirement by December 31, 2006. We did however add this to the "Cade Claim Option Agreement" section as we felt it was best discussed there.

COMPLIANCE WITH GOVERNMENT REGULATION

17. We have expanded the disclosure to include the specific government approvals we would need and the timeframe in which we anticipate applying for them.

EMPLOYEES

18. We have changed the references to "officers and directors" throughout the prospectus to the singular.


Sincerely,

/s/ Richard Novis
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Richard Novis
President & Director